Exhibit 99.2

Management's Discussion and Analysis

Aurinia Pharmaceuticals Inc.

Q2 | 15

Second Quarter

Ended June 30, 2015

Aurinia

Management’s Discussion and Analysis

Aurinia Pharmaceuticals Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS FOR THE SECOND

QUARTER ENDED JUNE 30, 2015

The following Management’s Discussion and Analysis of Financial Condition or MD&A and Results of Operations provides information on the activities of Aurinia Pharmaceuticals Inc. (“Aurinia” or the “Company”) on a consolidated basis and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and accompanying notes for the three months ended June 30, 2015 and the Company’s annual amended MD&A and restated audited financial statements for the year ended December 31, 2014. All amounts are expressed in United States (U.S.) dollars unless otherwise stated. Dollar amounts in tabular columns are expressed in thousands of U.S. dollars. This document is current in all material respects as of August 10, 2015.

The financial information contained in this MD&A and in the Company’s interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards or IFRS as issued by the International Accounting Standards Board or IASB. The interim condensed consolidated financial statements and MD&A have been reviewed and approved by the Company’s Audit Committee.

Forward-looking Statements

A statement is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as “anticipate”, “believe”, “intend”, “expect”, “goal”, “may”, “outlook”, “plan”, “seek”, “should”, “strive”, “target”, “could”, “continue”, “potential”, and “estimated”, or the negative of such terms or comparable terminology. You should not place undue reliance on the forward-looking statements, particularly those concerning anticipated events relating to the development, clinical trials, regulatory approval, and marketing of the Company’s products and the timing or magnitude of those events, as they are inherently risky and uncertain.

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the Company’s future prospects and make informed investment decisions. These statements may include, without limitation:

•	plans to fund the Company’s operations;

•	statements concerning strategic alternatives and future operations;

•	partnering activities;

•	summary statements relating to results of the past voclosporin trials, plans to advance the development of voclosporin;

•	statements concerning partnership activities and health regulatory discussions;

•	the timing of completion of patient enrollment in the Company’s AURA-LV and AURION studies;

•	the Company’s intention to use the LN Phase 2b clinical trial program to gain a clearer understanding of voclosporin’s time to onset of action in patients suffering from LN;

•	the Company’s intention to seek regulatory approvals in the United States and Europe for voclosporin;

•	the Company’s intention to seek additional corporate alliances to support the commercialization of its products;

•	the Company’s intention to demonstrate that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class status for the treatment of LN outside of Japan;

•	the Company’s intention to use the LN Phase 2b clinical trial program to gain a clearer understanding of voclosporin’s time to onset of action in patients suffering from LN;

•	the Company’s belief that recent granted formulation patents regarding the delivery of voclosporin to the ocular surface for conditions such as dry eye have the potential to be of therapeutic value;

•	the Company’s belief that voclosporin has further potential to be of therapeutic value in other autoimmune indications and in the prevention of transplant rejection;

•	the Company’s intention to seek regulatory approval in other jurisdictions in the future and initiate clinical studies;

•	the Company’s anticipated future financial position, future revenues and projected costs; and

•	plans and objectives of management.

These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that:

•	Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent the Company’s expectations as of that date.

•	Forward-looking statements in this MD&A describe the Company’s expectations as of August 10, 2015;

•	Actual results could be materially different from what the Company expects if known or unknown risks affect its business, or if the Company’s estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements;

•	Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of mergers, acquisitions, other business combinations or transactions, dispositions, sales of assets, asset write-downs or other charges announced or occurring after the forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them. Accordingly, the expected impact cannot be meaningfully described in the abstract or presented in the same manner as known risks affecting the Company’s business;

Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, performance, or achievements to differ materially from any further results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

•	The need for additional capital in the longer term to fund the Company’s development programs and the effect of capital market conditions and other factors on capital availability;

•	Difficulties, delays, or failures the Company may experience in the conduct of and reporting of results of its clinical trials for voclosporin, and in particular its current LN Phase 2b clinical trial.

•	Difficulties, delays or failures in obtaining regulatory approvals for the initiation of clinical trials;

•	Difficulties, delays or failures in obtaining regulatory approvals to market voclosporin;

•	Difficulties the Company may experience in completing the development and commercialization of voclosporin;

•	Insufficient acceptance of and demand for voclosporin;

•	Difficulties, delays, or failures in obtaining appropriate reimbursement of voclosporin; and/or

•	Difficulties that the Company may experience in identifying and successfully securing appropriate corporate alliances to support the development and commercialization of its products.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. The forward-looking statements are made as of the date hereof and the Company disclaims any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For additional information on risks and uncertainties please see the “Risks and Uncertainties” section of this MD&A. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct.

Additional information related to Aurinia, including its most recent Annual Information Form, is available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com or the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.

OVERVIEW

THE COMPANY

Corporate Structure

Name, Address and Incorporation

Aurinia Pharmaceuticals Inc. or the “Company” is a biopharmaceutical company with its head office located at #1203-4464 Markham Street, Victoria, British Columbia V8Z 7X8 where clinical, regulatory and business development functions of the Company are conducted. The Company has its registered office located at #201, 17904-105 Avenue, Edmonton, Alberta T5S 2H5 where the finance function is performed. The office of the Chief Executive Officer is located in Bellevue, Washington.

Aurinia Pharmaceuticals Inc. is organized under the Business Corporations Act (Alberta). The Company’s Common Shares are currently listed and traded on the NASDAQ Global Market (“NASDAQ”) under the symbol “AUPH” and on the Toronto Stock Exchange (“TSX”) under the symbol “AUP”. The Company’s primary business is the development of a therapeutic drug to treat autoimmune diseases, in particular lupus nephritis.

The Company has the following wholly-owned subsidiaries: Aurinia Pharma Corp., Aurinia Pharmaceuticals, Inc. (Delaware incorporated) and Aurinia Pharma Limited (UK incorporated).

Summary Description of Business

Aurinia is focused on the development of its novel therapeutic immunomodulating drug candidate, voclosporin, which is a next generation calcineurin inhibitor (“CNI”). It has been studied in kidney rejection following transplantation, psoriasis and in various forms of uveitis (an ophthalmic disease).

The Company has, since September 20, 2013, rebranded, restructured and refocused itself around a strategy that focuses on the development of voclosporin for the treatment of lupus nephritis (“LN”). The mechanism of action of voclosporin, a CNI, has been validated with certain first generation CNIs for the prevention of rejection in patients undergoing solid organ transplants and in several autoimmune indications, including dermatitis, keratoconjunctivitis sicca (Dry Eye Syndrome), psoriasis, rheumatoid arthritis, and for LN in Japan. The Company believes that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class regulatory approval status for the treatment of LN outside of Japan.

The Company will also continue to evaluate opportunities for other indications of voclosporin to create shareholder value.

LN Clinical development program

In June, 2014 AURINIA announced the initiation of its global 258 patient LN Phase 2b clinical trial to evaluate the safety and efficacy of voclosporin as a treatment for LN. LN is an inflammation of the kidney that if untreated or inadequately treated can lead to end-stage renal disease and the requirement for life-long dialysis, or even death.

The LN Phase 2b clinical trial, called “AURA–LV” (Aurinia Urine protein Reduction in Active Lupus with Voclosporin) or AURA, is being conducted in 20 countries and is a randomized, controlled, double-blind study comparing the efficacy of voclosporin against placebo in achieving remission in patients with active LN. The AURA-LV study is designed to demonstrate that voclosporin can induce a rapid and sustained reduction of proteinuria in the presence of extremely low steroid exposure and fulfill specific regulatory requests. It will compare two dosage groups of voclosporin (23.7mg and 39.5mg) administered with mycophenolate mofetil (MMF) vs. MMF alone. All patients will also receive oral corticosteroids as background therapy. There will be a primary analysis to determine complete remission at week 24 and various secondary analyses at week 48 which include biomarkers and markers of non-renal SLE.

The Company’s AURA-LV study continues to progress with activities in the second quarter of 2015 focused on recruitment, enrollment and treatment of patients with lupus nephritis (LN). Over 90 sites have been set up in 20 countries worldwide. The Company anticipates completion of patient enrollment in the Fall of 2015. Un-blinding and disclosure of the primary trial data is scheduled within one month of the last enrolled patient completing 24 weeks of active treatment.

In support of this large, randomized, LN Phase 2b clinical trial, the Company announced on February 9, 2015 the initiation of an open label, exploratory study to assess short term predictors of response using voclosporin in combination with MMF, in patients with active LN. The “AURION” (Aurinia early Urinary protein Reduction Predicts Response) study will examine biomarkers of disease activity at 8 weeks and their ability to predict response at 24 and 48 weeks. The Company continues to recruit patients into its AURION study which is currently enrolling patients in sites in Malaysia with enrollment of this small pilot study expected to be completed during the third quarter ended September 30, 2015.

The results from the AURION study will contribute to the growing base of clinical data being generated by the company utilizing voclosporin for the treatment of LN. The AURION study should provide a more clear understanding of voclosporin’s time to onset of action in patients suffering from LN.

STRATEGY

The Company’s business strategy is to optimize the clinical and commercial value of voclosporin, its late stage clinical candidate. In particular, the Company is focused on the development of voclosporin as an add-on therapy to the current standard of care, CellCept®, which was developed by the Aurinia Pharma Corp. management team during its tenure at Aspreva Pharmaceuticals Inc.

The key elements of the Company’s corporate strategy include:

•	Focusing the Company’s resources on advancing voclosporin through a robust LN Phase 2b clinical trial.

•	Mitigate development risk by leveraging the ALMS database and management team’s experience – The Company has certain rights to utilize the ALMS database including its use in planning, designing and informing the LN Phase 2b clinical trial.

•	Evaluate other voclosporin indications – While the Company intends to deploy its operational and financial resources to develop voclosporin for LN, the Company believes that recent granted formulation patents regarding the delivery of voclosporin to the ocular surface for conditions such as dry eye have the potential to be of therapeutic value. The Company will explore its strategic options to exploit shareholder value from this intellectual property. The Company also believes that voclosporin has further potential to be of therapeutic value in other autoimmune indications and in the prevention of transplant rejection. Management will consider strategic opportunities for these other potential indications on an ongoing basis.

Status of the Company’s Development Program in LN

The Company’s clinical strategy involves layering voclosporin on top of the current standard of care (CellCept®/MMF and steroids) as a multi-targeted therapeutic (“MTT”) approach to induce and maintain remission in patients suffering from active LN. In 2012, the Company gained alignment with both the Cardio-Renal and Pulmonary, Allergy, and Rheumatology Products divisions of the FDA on its proposed Phase 2b protocol. The Company has an active Investigational New Drug (“IND”) application with the FDA and is currently recruiting patients into its robust Phase 2b LN clinical trial.

With the existing evidence that supports the utility of CNIs in combination with MMF in treating LN, the robust safety data base of voclosporin generated in other disease states and the fact that CellCept®/MMF in combination with the other CNIs is the standard of care in solid organ transplant patients, it is reasonable to consider that voclosporin is a risk-mitigated clinical asset for the treatment of LN.

About Lupus Nephritis

The Lupus Foundation of America (“LFA”) estimates that approximately 1.5 million people in the United States of America and up to 5.0 million people worldwide suffer from systemic lupus erythematosus (“SLE”). Approximately 90% of patients suffering from SLE are women of child-bearing age. The disease causes severe impairments on quality of life and wellbeing. Of the patients suffering from SLE, 40-60% experience renal manifestations of the disease resulting in inflammation of the kidney. These patients are considered to have LN and have a high probability of advancing to end stage renal disease and dialysis if left untreated.

Based on the work performed by the former Aspreva team, the ALMS data has been reported in several respected journals, including, the New England Journal of Medicine (Dooley MA, Jayne D, Ginzler EM, Isenberg D, Olsen NJ, Wofsy D, Solomons, N et al; ALMS Group. Mycophenolate versus azathioprine as maintenance therapy for lupus nephritis. N Engl J Med. 2011 Nov 17;365(20):1886-95) and the Journal of the American Society of Nephrology (Appel GB, Contreras G, Dooley MA, Ginzler EM, Isenberg D, Jayne D, Solomons N et al; Aspreva Lupus Management Study Group. Mycophenolate mofetil versus cyclophosphamide for induction treatment of lupus nephritis. J Am Soc Nephrol. 2009 May;20(5):1103-12. Epub 2009 Apr 15.) These publications and subsequent alterations in treatment strategies by physicians caring for patients suffering from LN have established CellCept®/MMF as the standard of care for the treatment of LN. This shift in the treatment paradigm for LN and the establishment of CellCept® use as a relatively uniform treatment approach for these patients has, in the view of the Company, caused the LN market to evolve into an attractive and mature market opportunity.

Despite CellCept® being the current standard of care for the treatment of LN, it remains far from adequate with fewer than 20% of patients on therapy actually achieving disease remission after six months of therapy. Data suggests that a LN patient who does not achieve rapid disease remission upon treatment is more likely to experience renal failure or require dialysis at 10 years (Chen YE, Korbet SM, Katz RS, Schwartz MM, Lewis EJ; the Collaborative Study Group. Value of a complete or partial remission in severe lupus nephritis. Clin J Am Soc Nephrol. 2008;3:46-53.). Therefore, it is critically important to achieve disease remission as quickly and as effectively as possible. The data suggests that the majority of patients in the United States suffering from lupus will not achieve complete remission and are not adequately treated (BioTrends® Research Group In., ChartTrends® SLE, December 2010).

CNIs and Lupus Nephritis

Aurinia’s lead drug, voclosporin, belongs to a class of drugs called CNIs. There are only two other oral marketed CNIs available, cyclosporine and tacrolimus. Cyclosporine was introduced to the marketplace in the early 1980s while tacrolimus was first marketed in the mid-1990s. Both cyclosporine and tacrolimus have lost key patent protection and have not been approved for the treatment of LN outside of Japan. For the past 20 years these products, in combination with CellCept®/MMF and steroids have been the cornerstone for the prevention of renal transplant rejection with greater than 90% of all renal transplant patients leaving hospital on lifelong CNI plus MMF therapy (UNOS database).

In late 2008, the Japanese Health Authority became the first major jurisdiction in 50 years to approve a pharmaceutical agent for the treatment of LN. This product was the calcineurin inhibitor tacrolimus. In addition to this approval, a substantial amount of recent data has been generated, primarily from investigator initiated trials, that support the use of either cyclosporine or tacrolimus for the treatment of various forms of lupus including LN. The addition of tacrolimus, layered on top of MMF and steroids akin to the widely accepted and utilized transplantation regimen, appears to dramatically improve complete response/remission rates in LN (Bao H, Liu ZH, Xie HL, Hu WX, Zhang HT, Li LS. Successful treatment of class V+IV lupus nephritis with multitarget therapy. J Am Soc Nephrol. 2008 Oct;19(10):2001-10. Epub 2008 Jul 2 and .Liu , Zhi-Hong et al., 2012 ASN Abstract SA-OR097). This approach to treatment can be considered a MTT approach to treating LN as is routinely used in transplantation. Complete remission rates of up to 50% have been reported utilizing this approach. Long term follow-up studies in LN suggest that the early reduction in proteinuria as seen in complete remission leads to improved renal outcome at ten years. (Houssiau FA, Vasconcelos C, D’Cruz D, Sebastiani GD, de Ramon Garrido E, Danieli MG, et al. Early response to immunosuppressive therapy predicts good renal outcome in lupus nephritis. Lessons from long-term followup of patients in the Euro-lupus nephritis trial. Arthritis Rheum. 2004 Dec;50(12):3934-40).

The Company plans to utilize this MTT approach to treating LN patients with voclosporin.

About voclosporin

Voclosporin is an oral drug, administered twice daily. It is structurally similar to cyclosporine A (“CsA”), but is chemically modified on the amino acid-1 residue. This modification leads to a number of advantages the Company believes offer relevant clinical benefits as compared to the older off-patent CNIs.

Voclosporin mechanism of action

Voclosporin reversibly inhibits immunocompetent lymphocytes, particularly T-Lymphocytes in the G0 and G1 phase of the cell-cycle, and also reversibly inhibits the production and release of lymphokines. Through a number of processes voclosporin inhibits and prevents the activation of various transcription factors necessary for the induction of cytokine genes during T-cell activation. It is believed that the inhibition of activation of T-cells will have a positive modulatory effect in the treatment of LN. In addition to these immunologic impacts recent data suggests that CNIs have another subtle but important impact on the structural integrity of the podocytes (Faul C, et al. The actin cytoskeleton of kidney podocytes is a direct target of the antiproteinuric effect of cyclosporine A. Nat Med. 2008 Sep;14(9):931-8. doi: 10.1038/nm.1857). This data suggests that inhibition of calcineurin in patients with autoimmune kidney diseases helps stabilize the cellular actin-cytoskeleton of the podocytes thus having a structural impact on the podocyte and the subsequent leakage of protein into the urine, which is a key marker of patients suffering from LN.

Potential voclosporin clinical benefits

The Company believes that voclosporin has shown a number of key clinical benefits over the existing commercially available CNIs (tacrolimus & cyclosporine). Firstly, CNI assay results have indicated that voclosporin is approximately four times more potent than its parent molecule cyclosporine, which would indicate an ability to give less drug and produce fewer potentially harmful metabolites. Secondly, cyclosporine inhibits the enterohepatic recirculation of mycophenolic acid (“MPA”), the active metabolite of MMF. The net effect of co-administration of CsA with MMF is reduced MPA systemic exposure by as much as 50% (D. Cattaneo et al. American Journal of Transplantation, 2005:12(5);2937-2944.). This drug interaction has not been observed with voclosporin and it is not expected that MPA blood exposure levels will be reduced with voclosporin co-administration. This is an extremely important fact to consider as most patients being treated with voclosporin for LN will already be taking MMF. Furthermore, pharmacokinetic and pharmacodynamics (“PK-PD”) analysis indicate lower PK-PD variability for voclosporin versus tacrolimus or cyclosporine, to the extent that the Company believes flat-dosing can be achieved for voclosporin. The currently available CNIs require extensive therapeutic drug monitoring which can often be costly, confusing and time consuming for treating physicians.

In a head-to-head study comparing voclosporin against cyclosporine in the treatment of psoriasis, cyclosporine was shown to cause significant increases in lipid levels as compared to voclosporin. The difference was statistically significant. This is important considering the fact that most lupus patients die of cardiovascular disease. In another study comparing voclosporin against tacrolimus in patients undergoing renal transplantation, the voclosporin group experienced a statistically significantly lower incidence of glucose intolerance and diabetes than tacrolimus treated patients. Additionally, in the Japanese tacrolimus study that led to the approval of this drug in Japan, almost 15% of tacrolimus patients experienced glucose intolerance (Miyasaka N, Kawai S, Hashimoto H. Efficacy and safety of tacrolimus for lupus nephritis: a placebo-controlled double-blind multicenter study. Mod Rheumatol. 2009;19(6):606-15. Epub 2009 Aug 18). This is a major limitation for physicians wanting to use this agent in lupus and is a well described side effect of tacrolimus.

The Company believes that voclosporin can be differentiated from the older CNIs and thus possess a unique position with the market.

Scientific Rationale for Treatment of LN with voclosporin

SLE including LN is a heterogeneous autoimmune disease with often multiple organ and immune system involvement. T-cell mediated immune response is an important feature of the pathogenesis of LN while the podocyte injury that occurs in conjunction with the ongoing immune insult in the kidney is an important factor in the clinical presentation of the disease.

The use of voclosporin in combination with the current standard of care for the treatment of LN provides a multi-targeted approach to treating this heterogenous disease (similar to the standard approach in preventing kidney transplant rejection). Voclosporin has shown to have potent effects on T-cell activation leading to its immunomodulatory effects. Additionally, recent evidence suggests that inhibition of calcineurin has direct physical impacts on the podocytes within the kidney. Inhibition of calcineurin within the podocytes can prevent the dephosphorylation of synaptopodin which in turn inhibits the degradation of the actin cytoskeletion within the podocyte. This process is expected to have a direct impact on the levels of protein in the urine which is a key marker of LN disease activity.

REVISION OF PRIOR PERIOD COMPARATIVES FOR CORRECTION OF ACCOUNTING FOR WARRANTS

As described in note 6 to the unaudited interim consolidated condensed financial statements for the second quarter ended June 30, 2015, the Offering completed by the Company on February 14, 2014, resulted in the issuance of 4,729,843 warrants, exercisable for a period of five years from the date of issuance at an exercise price of $3.22 per warrant. The holders of the warrants may elect, in lieu of exercising the warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the warrants based on the number of warrants to be exercised multiplied by a five day weighted average market price less the exercise price, with the difference divided by the weighted average market price. If a warrant holder exercises this option, there will be variability in the number of shares issued per warrant.

A review of the application of IFRS to these previously issued warrants has resulted in a revision of prior period comparatives for restatement of the Company’s previous accounting for the warrants.

In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the statement of operations and comprehensive loss at each period end. The derivative liability will ultimately be converted to the Company’s equity (common shares) when the warrants are exercised, or will be extinguished upon the expiry of the outstanding warrants, and will not result in the outlay of any cash by the Company.

In the original accounting determination, the estimated fair value of the warrants was recorded in equity at $10.42 million, offset by an allocation of issuance costs of $739,000. At initial recognition the Company should have recorded the estimated fair value of the warrants as a liability at $9.11 million, with allocated issuance costs of $646,000 recognized as other expense. In addition, at March 31, 2014, based on the trading price of the Company’s shares at that time, the Company should have adjusted the estimated fair value of the derivative warrant liability to $8.04 million, resulting in a gain on revaluation of derivative warrant liability in “Other expense (income)” for the three months ended March 31, 2014 of $1.06 million. At June 30, 2014, based on the trading price of the Company’s shares at that time, the Company should have adjusted the estimated fair value of the derivative warrant liability to $15.06 million, resulting in a loss on revaluation of derivative warrant liability of $7.02 million in “Other expense (income)” for the three months ended June 30, 2014. At September 30, 2014, based on the trading price of the Company’s shares at that time, the Company should have adjusted the estimated fair value of the derivative warrant liability to $9.79 million, resulting in a gain on revaluation of derivative warrant liability of $5.27 million in “Other expense (income)” for the three months ended September 30, 2014.

There was no impact on cash from operating, financing or investing activities.

Detailed analysis of the impact resulting from the correction of accounting for these warrants for each of the 2014 comparative quarters of March 31, 2014, June 30, 2014 and September 30, 2014 is provided in note 2 to the unaudited interim consolidated condensed financial statements for the second quarter ended June 30, 2015

RESULTS OF OPERATIONS

For the second quarter ended June 30, 2015, the Company reported a consolidated net loss of $733,000 or $0.02 loss per common share, as compared to a restated consolidated net loss of $11.03 million or $0.35 loss per common share for the same period in 2014. The large reduction in the reported consolidated net loss was primarily attributable to recording a non-cash gain of $5.4 million on the quarterly fair value revaluation of the derivative warrant liability in 2015 compared to a non-cash loss on revaluation of derivative warrant liability of $7.02 million for the comparable period in 2014.

For the six months ended June 30, 2015, the consolidated net loss was $9.33 million or $0.29 loss per common share compared to a consolidated net loss of $15.81 million or $0.59 loss per common share for the comparable period in 2014. The lower consolidated net loss reflected a non-cash gain on derivative warrant liability of $2.48 million for the six months ended June 30, 2015 compared to a loss on derivative warrant liability of $6.60 million for the six months ended June 30, 2014.

After adjusting for the non-cash impact of the revaluation of the warrant liability, the net losses from operations for the three and six month periods ended June 30, 2015 were $6.13 million and $11.81 million respectively compared to $4.02 million and $9.21 million for the same periods in 2014.

The Company recorded higher research and development costs for the three and six month periods ended June 30, 2015 compared to the same periods in 2014 for the Phase 2b LN clinical trial program as discussed in the “Research and Development expenses” section below.

Revenue and deferred revenue

The Company recorded revenues of $59,000 and $121,000 respectively for the three and six month periods ended June 30, 2015 compared to $71,000 and $138,000 for the comparable periods in 2014.

The remaining deferred revenue related to the 3SBio Inc. and Paladin Labs Inc. fee payments is being amortized on a straight line basis which approximates how the Company expects to incur patent annuity costs for certain specified countries related to meeting its obligations under the terms of the applicable agreements.

Research and Development expenses

Net research and development expenditures increased to $4.33 million and $7.66 million respectively for the three and six month periods ended June 30, 2015 compared to $2.55 million and $3.59 million respectively for the three and six month periods ended June 30, 2014. The increase in expenditures reflect higher costs related to drug distribution, patient recruitment, enrollment and treatment activities for the LN Phase 2b clinical trial as the number of patients in the trial increases. Costs incurred for the three months ended June 30, 2014 included activities required for both the launch and the start of recruitment of patient for the Phase 2b LN clinical trial in the second quarter of 2014. These activities included site selections and initiations, site contract approvals, CRO contract approvals and various other activities conducted by the Company in order to enroll patients.

CRO and other third party clinical trial costs were $2.94 million and $5.07 million respectively for the three and six month periods ended June 30, 2015 compared to $1.97 million and $2.50 million respectively for the three and six month periods ended June 30, 2014. The Company incurred drug supply costs, primarily for drug packaging, stability and distribution, of $624,000 and $980,000 respectively for the three and six month periods ended June 30, 2015 compared to $219,000 and $330,000 respectively for the three and six month periods ended June 30, 2014.

Salaries, annual incentive pay and employee benefits were $320,000 and $610,000 respectively for the three and six month periods ended June 30, 2015 compared to $164,000 and $468,000 respectively for the three and six month periods ended June 30, 2014. The Company incurred higher salaries and benefits in 2015 due to the hiring of five additional employees over the last year and executive and staff salary increases, offset partially by lower costs for its Canadian employees in 2015 due to the foreign exchange effect of a lower Canadian dollar relative to the U.S. dollar.

The Company recorded non-cash stock compensation expense of $246,000 and $634,000 respectively for the three and six month periods ended June 30, 2015, (2014 - $Nil and $Nil) related to stock options granted to R&D personnel on January 6, 2015 and April 7, 2015.

Travel expenses related to research and development were $61,000 and $125,000 respectively for the three and six month periods ended June 30, 2015 compared to $92,000 and $122,000 respectively for the three and six month periods ended June 30, 2014.

Patent annuity and other fees expensed were $75,000 and $152,000 respectively for the three and six month periods ended June 30, 2015 compared to $95,000 and $164,000 respectively for the three and six month periods ended June 30, 2014.

Corporate, administration and business development expenses

Corporate, administration and business development expenses were $1.41 million and $3.32 million respectively for the three and six month periods ended June 30, 2015 compared to $1.71 million and $4.09 million respectively for the three and six months period ended June 30, 2014 Corporate, administration and business development expenses included non-cash stock option expense of $527,000 and $1.42 million respectively for the three and six month periods ended June 30, 2015 compared to $435,000 and $1.48 million respectively for the three and six months period ended June 30, 2014. The stock compensation expense in 2015 resulted primarily from the grant of options to Board directors and corporate, administration and business development personnel on January 6, 2015, April 7, 2015 and June 2, 2015 whereas the 2014 comparable expense related to stock options granted to the Chief Executive Officer and the Board of Directors on February 18, 2014.

Other significant expenses were as follows:

Salaries, annual incentive pay and employee benefits were $336,000 and $719,000 respectively for the three and six month periods ended June 30, 2015 compared to $355,000 and $982,000 respectively for the three and six month periods ended June 30, 2014. The decrease year to date in 2015 versus the comparable period in 2014 was primarily due to bonuses to corporate and administration personnel recorded in the first quarter of 2014.

Professional and consulting fees were $179,000 and $398,000 respectively for the three month and six month periods ended June 30, 2015 compared to $224,000 and $520,000 respectively for the three and six month periods ended June 30, 2014. This decrease reflected lower legal and audit fees and other advisory fees in 2015 compared to 2014.

Director fees were $92,000 and $165,000 respectively for the three and six month periods ended June 30, 2015 compared to $104,000 and $255,000 respectively for the three and six months periods ended June 30, 2014. The decreased director fees in 2015 reflected reduced compensation and number of Board members compared to the comparable periods in 2014.

Trustee fees, filing fees and other public company costs were $87,000 and $240,000 respectively for the three and six month periods ended June 30, 2015 compared to $365,000 and $443,000 respectively for the three and six month periods June 30, 2014. The decrease in these fees for the second quarter ended June 30, 2015 compared to the same period in 2014 was primarily due to the Company incurring listing fees of $184,000 upon obtaining its TSX listing in the second quarter ended June 30, 2014.

Travel and promotion expenses related to corporate, administration and business development were $70,000 and $140,000 respectively for the three and six month periods ended June 30, 2015 compared to $85,000 and $149,000 respectively for the three and six month periods ended June 30, 2014.

Stock-based Compensation expense

For stock option plan information and outstanding stock option details refer to note 7 of the interim condensed consolidated financial statements for the three months ended June 30, 2015.

In the second quarter ended June 30, 2015 the Company granted stock options as follows.

On April 7, 2015, the Company granted 48,000 stock options to employees of the Company at a price of $4.15 (CDN$5.19). The options are exercisable for a term of five years and vest in equal amounts per month commencing May 7, 2015 and continuing up to and including April 7, 2016.

On June 2, 2015, the Company granted 60,000 stock options to directors of the Company at a price of $3.47 (CDN$4.31). The options are exercisable for a term of five years and vest in equal amounts per month commencing July 2, 2015 and continuing up to and including June 2, 2016.

Previously, on January 6, 2015, the Company granted 960,000 stock options to officers, directors, and employees of the Company at a price of $3.59 (CDN$4.25) per common share. The options are exercisable for a term of five years and vest in equal amounts per month commencing February 6, 2015 and continuing up to and including January 6, 2016.

On February 18, 2014, the Company granted 1,192,200 stock options to certain directors and officers of the Company at a price of $3.19 (CDN$3.50) per common share. The options are exercisable for a term of ten years and vest over specific time periods with the exception of 50,000 options which vested in 2014 upon the Company achieving a specific milestone.

Application of the fair value method resulted in charges to stock-based compensation expense of $773,000 and $2.06 million respectively for the three and six month periods ended June 30, 2015 (2014 – $435,000 and $1.73 million) with corresponding credits to contributed surplus. For the three and six month periods ended June 30, 2015, stock-based compensation expense has been allocated to research and development expense in the amounts of $246,000 and $633,000 respectively (2014 –$Nil and $Nil) corporate and administration expense in the amount of $527,000 and $1.42 million respectively (2014 – $435,000 and $1.48 million); and restructuring costs in the amount of $Nil and $Nil respectively (2014 – $Nil and $253,000).

Amortization of intangible assets

Amortization of intangible assets was $358,000 and $750,000 respectively for the three and six month periods ended June 30, 2015 compared to $359,000 and $718,000 recorded in same periods in 2014.

Restructuring costs

Restructuring costs were $Nil and $Nil for the three and six month periods ended June 30, 2015 compared to $403,000 and $972,000 respectively for the three and six month periods ended June 30, 2014.

The 2014 comparable amounts were comprised of the following items:

Restructuring costs of $403,000 and $503,000 respectively for the three and six month periods ended June 30, 2014 related to the relocation of the head office of the Company to Victoria, British Columbia from Edmonton, Alberta. These costs in the second quarter of 2014 included moving expenses, retention and severance costs of $226,000 and an additional provision for loss on sublease agreement of $177,000 which brought the total provision for loss on sublease agreement to $277,000.

On February 14, 2014 the Company signed a NICAMs Purchase and Sale Agreement with Ciclofilin Pharmaceuticals Corp. (“Ciclofilin”), a company controlled by the former Chief Executive Officer and Chief Scientific Officer, whereby it divested its early stage research and development Non-Immunosuppressive Cyclosporine Analogue Molecules (“NICAMs”) assets, consisting of intellectual property, including patent applications and know-how to Ciclofilin. There was no upfront consideration received by the Company and future consideration will consist of milestones relating to the clinical and marketing success of NICAMs and a royalty. Due to NICAMs early stage of development, the Company estimated the fair value of the consideration to be $nil at the time of the disposition and as at March 31, 2015. In the first quarter of 2014, the Company recorded $216,000 of restructuring costs related to the NICAMs. These restructuring costs consisted of severances of $115,000 paid to the three employees working on the NICAMs and $101,000 of other NICAMs related expenses, including wage and patent costs incurred from January 1, 2014 to the divestiture date and stock compensation expense of $253,000 for stock options granted in February, 2014 to the former Chief Executive Officer pursuant to his termination agreement.

Other expense (income)

The Company recorded other expense of $83,000 and $181,000 respectively for the three and six month periods ended June 30, 2015 compared to other income of $954,000 and $55,000 respectively for the three and six month periods ended June 30, 2014. The Company recorded a foreign exchange loss of $7,000 and a gain of $63,000 respectively for the three and six months period ended June 30, 2015. The Company had recorded a foreign exchange loss of $47,000 and $191,000 respectively for the three and six months period ended June 30, 2014. The Company also recorded revaluation adjustments on long term contingent consideration to ILJIN of $89,000 and $273,000 respectively for the three and six month periods ended June 30, 2015 compared to $105,000 and $638,000 respectively for the three and six month periods ended June 30, 2014. Other expense (income) for the three month period ended June 30, 2014 also reflected a gain on extinguishment of warrant liability of $438,000 and a gain on re-measurement of warrant liability of $646,000. There were no similar items in 2015. The six month 2014 comparable figure also included $203,000 of share issue costs allocated on a pro-rata basis to the warrant liability arising from the February 14, 2014 private placement. There was no similar item in 2015.

Gain (loss) on derivative warrant liability

The Company recorded non-cash gains on the derivative warrant lability of $5.40 million and $2.47 million respectively for the three and six month periods ended June 30, 2015 compared to non-cash losses on the derivative warrant lability of $7.02 million and $6.60 million respectively for the three and six month periods ended June 30, 2014. These revaluations fluctuate based primarily on the market price of the Company’s common shares. The derivative warrant liability is more fully discussed in the sections “Revision of prior period comparatives for correction of accounting for warrants” and “Critical estimates in applying the Company’s accounting policies”.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2015, the Company had a total of $25.74 million in cash, term deposits and a bank discount note, recorded as a short term investment, compared to $29.04 at March 31, 2015 and $32.70 million at December 31, 2014. The Company believes that its cash position will be sufficient to finance its operational and capital needs, including completion of the LN Phase 2b clinical trial until at least December 31, 2016.

The Company completed a private placement on February 14, 2014 for gross proceeds of $52.00 million with the proceeds to be used to advance the development of its lead drug candidate, voclosporin, as a therapy for LN by conducting a LN Phase 2b clinical trial and for general corporate and working capital purposes.

The Company is in the development stage and is devoting substantially all of its financial and operational resources and efforts towards the development activities for its drug, voclosporin. The recoverability of amounts expended on research and development to date, including capitalized intellectual property, is dependent on the ability of the Company to complete the required development activities.

Sources and Uses of Cash for the three and six month periods ended June 30, 2015 and June 30, 2014

Sources and Uses of Cash (in thousands of dollars)	Three months ended June 30			Six months ended June 30
	2015	2014	Increase (Decrease)	2015	2014	Increase (Decrease)
	$	$	$	$	$	$
Cash used in operating activities	(3,697)	(4,183)	486	(7,719)	(9,536)	1,817
Cash provided by (used in) investing activities	(31)	(47)	16	(42)	(47)	5
Cash provided by financing activities	414	34	380	783	46,871	(46,088)
Effect of foreign exchange rate on cash and cash equivalents	—	—	—	—	(16)	16
Net increase (decrease) in cash and cash equivalents	(3,314)	(4,196)	882	(6,978)	37,272	(44,250)

Net cash used in operating activities for the three and six month periods ended June 30, 2015, was $3.70 million and $7.72 million respectively compared to cash used in operating activities of $4.18 million and $9.54 million respectively for the three and six month periods ended June 30, 2014. Cash used in operating activities in 2015 and 2014 was composed of net loss, add-backs or adjustments not involving cash and net change in non-cash working items, which in the first six months of 2014 included repayment of the drug supply loan in the amount of $1.20 million.

Cash generated by financing activities for the three and six month periods ended June 30, 2015, was $414,000 and $783,000 respectively compared to cash generated by financing activities of $34,000 and $46.87 million for the three and six month periods ended June 30, 2014. The Company received $400,000 and $685,000 for the exercise of warrants for the three and six month periods ended June 30, 2015 respectively. The Company also received $14,000 and $98,000 from the exercise of stock options for the three and six month periods ended June 30, 2015 respectively. On February 14, 2014, the Company received net proceeds of $48.31 million from the private placement equity financing and in turn paid out the financing milestone to ILJIN (contingent consideration) of $1.6 million in the same period. The Company also received $34,000 and $164,000 for the exercise of warrants for the three and six month periods ended June 30, 2014 respectively.

CONTRACTUAL OBLIGATIONS

The Company has entered into contractual obligations for services and materials required for the LN Phase 2b clinical trial and other operational activities.

Future minimum lease payments for its premises and the minimum amount to exit the company’s contractual commitments are as follows:

(in thousands of dollars)	Total	Less than one year	Two to three years	Greater than three years
	$	$	$	$
Operating lease obligations (consists of premise leases)	572	388	184	—
Purchase obligations	313	313	—	—

RELATED PARTY TRANSACTIONS

All related party transactions are recorded at the exchange amount.

The Company recorded legal fees, incurred in the normal course of business to the law firm of which a partner is the Company’s corporate secretary, of $26,000 and $51,000 respectively for the three and six month periods ended June 30, 2015 compared to $4,000 and $4,000 respectively for the three and six month periods ended June 30, 2014. The partner became the Company’s corporate secretary on June 16, 2014.

OFF-BALANCE SHEET ARRANGEMENTS

To date the Company has not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. The Company does have off-balance sheet financing arrangements consisting of various lease agreements which are entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in Corporate, administration and business development expenses. All of the lease agreement amounts have been reflected in the Contractual Obligations table above.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of interim condensed consolidated financial statements in accordance with IFRS often requires management to make estimates about, and apply assumptions or subjective judgment to, future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s interim condensed consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the interim condensed consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

Management considers the following areas to be those where critical accounting policies affect the significant judgments and estimates used in the preparation of the Company’s interim condensed consolidated financial statements.

Critical estimates in applying the Company’s accounting policies

Contingent consideration

Contingent consideration is a financial liability recorded at fair value. The amount of contingent consideration to be paid is based on the occurrence of future events, such as the achievement of certain development, regulatory and sales milestones. Accordingly, the estimate of fair value contains uncertainties as it involves judgment about the likelihood and timing of achieving these milestones as well as future foreign exchange rates and the discount rate used. Changes in fair value of the contingent consideration obligation result from changes to the assumptions used to estimate the probability of success for each milestone, the anticipated timing of achieving the milestones, and the discount period and rate to be applied. A change in any of these assumptions could produce a different fair value, which could have a material impact to the results from operations.

The key assumptions used by management include the probability of success for each milestone (35% - 70%) and a discount rate of 10%. If the probability for success were to increase by a factor of 10% for each milestone this would increase the obligation by approximately $728,000 at June 30, 2015. If the probability for success were to decrease by a factor of 10% for each milestone this would decrease the obligation by approximately $728,000 at June 30, 2015. If the discount rate were to increase to 12%, this would decrease the obligation by approximately $177,000. If the discount rate were to decrease to 8%, this would increase the obligation by approximately $193,000.

Derivative warrant liability

At June 30, 2015 the estimated fair value of the derivative warrant liability was $8.12 million (June 30, 2014 - $15.06 million) which resulted in a gain of $5.40 million and $2.48 million respectively for the three and six month periods ended June 30, 2015 related to the derivative liability warrants compared to a loss of $7.02 million and $6.60 million respectively for the three and six months period ended June 30, 2014.

The Company considers expected volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term.

The Company uses the Black-Scholes option pricing model to estimate fair value. The following weighted average assumptions were used to estimate the fair value of the derivative warrant liability on June 30, 2015 and June 30, 2014:

	June 30, 2015	June 30, 2014
Annualized volatility	84%	85%
Risk-free interest rate	1.11%	1. 47%
Expected life of warrants in years	3.62	4.62
Dividend rate	0.0%	0.0%
Market price	3.10	4.50
Fair value per Warrant	1.79	3.19

This is a level 3 recurring fair value measurement. The key level 3 inputs used by management to determine the fair value are the market price and the expected volatility. If the market price were to increase by a factor of 10% this would increase the obligation by approximately $1.12 million at June 30, 2015. If the market price were to decrease by a factor of 10% this would decrease the obligation by approximately $1.10 million. If the volatility were to increase by 10%, this would increase the obligation by approximately $631,000. If the volatility were to decrease by 10%, this would decrease the obligation by approximately $673,000 at June 30, 2015.

Fair value of stock options

Determining the fair value of stock options on grant date, requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s reported operating results, liabilities or other components of shareholders’ equity. The key assumption used by management is the stock price volatility. If the stock price volatility was higher by a factor of 10% on the options granted during the six months ended June 30, 2015 this would have increased the stock compensation expense on options granted during this period by approximately $129,000. If the stock price volatility was lower by a factor of 10% on grant date this would have decreased the total stock compensation expense for the quarter by approximately $139,000.

Critical judgments in applying the Company’s accounting policies

Revenue recognition

Management’s assessments related to the recognition of revenues for arrangements containing multiple elements are based on estimates and assumptions. Judgment is necessary to identify separate units of accounting and to allocate related consideration to each separate unit of accounting. Where deferral of upfront payments or license fees is deemed appropriate, subsequent revenue recognition is often determined based upon certain assumptions and estimates, the Company’s continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. To the extent that any of the key assumptions or estimates changes, future operating results could be affected.

Impairment of intangible assets

The Company follows the guidance of IAS 36 to determine when impairment indicators exist for its intangible assets. When impairment indicators exist, the Company is required to make a formal estimate of the recoverable amount of its intangible assets. This determination requires significant judgment. In making this judgment, management evaluates external and internal factors, such as significant adverse changes in the technological, market, economic or legal environment in which the Company operates as well as the results of its ongoing development programs. Management also considers the carrying amount of the Company’s net assets in relation to its market capitalization, as a key indicator. In making a judgment as to whether impairment indicators exist at June 30, 2015, management concluded that there were none.

RISKS AND UNCERTAINTIES

The Company has invested a significant portion of its time and financial resources in the development of voclosporin. The Company anticipates that its ability to generate revenues and meet expectations will depend primarily on the successful development and commercialization of voclosporin. The successful development and commercialization of voclosporin will depend on several factors, including the following:

•	successful completion of its clinical program in LN, including the LN Phase 2b clinical trial currently underway;

•	Timely completion of the LN Phase 2b clinical trial;

•	receipt of marketing approvals from the FDA and other regulatory authorities with a commercially viable label;

•	securing and maintaining partners with sufficient expertise and resources to help in the continuing development and eventual commercialization of voclosporin;

•	maintaining suitable manufacturing and supply agreements to ensure commercial quantities of the product through validated processes;

•	acceptance and adoption of the product by the medical community and third-party payors; and

•	the ability of the Company to raise future financial resources if and when required. Future additional sources of capital could include payments from potential new licensing partners, equity financings, debt financings and/or the monetization of the Company’s intangible assets. There is no assurance of obtaining additional future financing through these arrangements or any arrangements on acceptable terms.

A detailed list of the risks and uncertainties affecting the Company can be found in the Company’s Annual Information Form which is filed on SEDAR and EDGAR. Additional risks and uncertainties of which the Company is unaware, or that it currently deems to be immaterial, may also become important factors that affect the Company.

Capital management

The Company’s objective in managing capital is to ensure a sufficient liquidity position to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

The Company defines capital as net equity, comprised of issued common shares, warrants, contributed surplus and deficit.

The Company’s objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations and finance its research and development activities, corporate, administration and business development expenses, working capital and overall capital expenditures.

Since inception, the Company has primarily financed its liquidity needs through public offerings of common shares and private placements. The Company has also met its liquidity needs through non-dilutive sources, such as debt financings, licensing fees from its partners and research and development fees.

There have been no changes to the Company’s objectives and what it manages as capital since the prior fiscal period. The Company is not subject to externally imposed capital requirements.

Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the board of directors. Management identifies and evaluates the financial risks. The Company’s overall risk management program seeks to minimize adverse effects on the Company’s financial performance.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through the management of its capital structure and financial leverage. The Company successfully completed a $52 million private placement on February 14, 2014 which is expected to provide the Company with sufficient financial resources to conduct the LN Phase 2b clinical trial and other corporate, administration and business development activities until at least December 31, 2016. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors and/or the Audit Committee reviews and approves the Company’s operating budgets, as well as any material transactions out of the ordinary course of business. The Company invests its cash in term deposits and bank discount notes with 30 to 180 day maturities to ensure the Company’s liquidity needs are met.

Interest rate, credit and foreign exchange risk

The Company invests in cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, term deposits and bank discount notes which are all denominated in US dollars. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to its investment portfolio, due to the relative short-term nature of the investments and current ability to hold the investments to maturity.

The Company is exposed to financial risk related to the fluctuation of foreign currency exchange rates which could have a material effect on its future operating results or cash flows. Foreign currency risk is the risk that variations in exchange rates between the United State dollar and foreign currencies, primarily with the Canadian dollar, will affect the Company’s operating and financial results. The Company holds its cash reserves in US dollars and the majority of its expenses, including clinical trial costs are also denominated in US dollars, which mitigates the risk of foreign exchange fluctuations.

As the Company’s functional currency is the U.S. dollar, the Company has foreign exchange exposure to the CDN dollar.

The following table presents the Company’s exposure to the CDN dollar:

	June 30, 2015 $	June 30, 2014 $
Cash and cash equivalents	37	109
Accounts receivable	60	99
Accounts payable and accrued liabilities	(516)	(1,103)

Net exposure	(419)	(895)

	Reporting date rate
	June 30, 2015 $	June 30, 2014 $
$CA - $US	0.801	0.937

Based on the Company’s foreign currency exposures noted above, varying the foreign exchange rates to reflect a ten percent strengthening of the U.S. dollar would have decreased the net loss by $42,000 as at June 30, 2015 assuming that all other variables remained constant. An assumed 10 percent weakening of the U.S. dollar would have had an equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

CONTINGENCIES

i)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

ii)	The Company has entered into indemnification agreements with its officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company does maintain liability insurance to limit the exposure of the Company.

iii)	The Company has entered into license and research and development agreements with third parties that include indemnification and obligation provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any payments under such agreements and no amount has been accrued in the accompanying interim condensed consolidated financial statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS

The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were material changes to internal control over financial reporting during the quarter ended June 30, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

In conjunction with the filing of the unaudited interim consolidated financial statements on May 15, 2015 for the first quarter ended March 31, 2015, management determined that a restatement of its previously issued audited consolidated financial statements for the year ended December 31, 2014 was necessary. The Company, in the second quarter of 2015 implemented a remedial measure whereby it will contract an external independent accounting expert to provide advice and guidance when the Company encounters significant or complex financial instrument issues and/or transactions. The CFO and the Audit Committee Chair will be responsible for making the determination of when to utilize the external accounting expert.

There were no other material changes in the Company disclosure controls or internal controls over financial reporting during the second quarter ended June 30, 2015.

UPDATED SHARE INFORMATION

As at August 10, 2015, the following class of shares and equity securities potentially convertible into common shares were outstanding:

Common shares	32,267,000
Convertible equity securities
Derivative liability warrants	4,548,000
Other warrants	1,368,000
Stock options	2,391,000

Quarterly Information

(expressed in thousands except per share data)

Set forth below is selected unaudited consolidated financial data for each of the last eight quarters:

	Three months ended
	2015		2014				2013
	Jun 30	Mar 31	Dec 31(a)	Sep 30 (a)	Jun 30 (a)	Mar 31 (a)	Dec 31 *^	Sept 30*
Revenue	59	62	68	72	71	67	712	84
Expenses
Research and development costs	4,330	3,330	3,092	2,433	2,547	1,040	691	524
Corporate, administration and business development costs	1,414	1,905	1,399	1,405	1,713	2,373	899	492
Restructuring and acquisition	—	—	36	60	403	569	29	1,406
Amortization and impairment of tangible and intangible assets	363	398	410	373	369	369	591	79
Contract services	4	5	8	11	10	8	—	—
Other expense (income)	83	98	42	(1,690)	(954)	899	200	702
Gain (loss) on derivative warrant liability	5,402	(2,927)	(1,441)	5,268	(7,017)	416	—	—
Income tax (recovery)	—	—	—	—	—	—	—	(3,911)
Net income (loss) for the period	(733)	(8,601)	(6,360)	2,748	(11,034)	(4,775)	(1,698)	792
Per common share ($) Net income (loss) – basic and diluted
Basic	(0.02)	(0.27)	(0.20)	0.09	(0.35)	(0.22)	(0.14)	0.15
Diluted	(0.02)	(0.27)	(0.20)	0.08	(0.35)	(0.22)	(0.14)	0.15
Common Shares outstanding	32,267	32,062	31,818	31,577	31,369	31,354	12,375	12,374
Weighted average number of common shares outstanding
Basic	32,237	31,859	31,774	31,516	31,359	21,848	12,374	5,197
Diluted	32,237	31,859	31,774	33,249	31,359	21,848	12,374	5,197

(a)	These figures have been restated from those originally presented as more fully described in note 2 to the unaudited interim consolidated condensed for the three months ended June 30, 2015.
*	These figures have been restated from those originally presented as more fully described in note 3a to the audited consolidated financial statements for the year ended December 31, 2014.
^	On September 30, 2013 the Company completed a plan of arrangement with ILJIN and Aurinia Pharma Corp. and acquired Aurinia Pharma Corp. The Company determined a preliminary fair value of the reacquired rights, intellectual know-how and goodwill related to the plan of arrangement and acquisition of Aurinia Pharma Corp. However, at September 30, 2013 management was still in the process of determining the fair value of the assets and liabilities acquired and therefore the allocation between these asset categories was subject to change. Management completed the evaluation and made the final purchase price adjustments in the fourth quarter of 2013. As these adjustments related to the third quarter ended September 30, 2013 the Company restated the figures for the third and fourth quarters of 2013.

Summary of Quarterly Results

The primary factors affecting the magnitude of the Company’s losses in the various quarters are noted below and include the amortization of deferred revenue to revenues, the timing of research and development costs associated with the clinical development programs, timing of stock compensation expense and other specific one-time items including items noted below.

The general increase in research and development costs for the quarters from March 31, 2014, reflected costs incurred for the ongoing LN Phase 2b clinical trial.

Corporate, administration and business development costs reflected non-cash stock compensation expense of $527,000 for the three months ended June 30, 2015. Gain on derivative warrant liability for the three months ended June 30, 2015 was $5.40 million.

Corporate, administration and business development costs reflected non-cash stock compensation expense of $897,000 for the three months ended March 31, 2015. Loss on derivative warrant liability for the three months ended March 31, 2015 was $2.93 million.

Loss on derivative warrant liability for the three months ended December 31, 2014 was $1.44 million.

Gain on derivative warrant liability for the three months ended September 30, 2014 was $5.27 million. Other expense (income) reflected a gain on extinguishment of warrant liability of $1.75 million.

Corporate, administration and business development costs reflected non-cash stock compensation expense of $435,000 for the three months ended June 30, 2014. Other expense (income) reflected a gain on extinguishment of warrant liability of $438,000 a gain on re-measurement of warrant liability of $646,000. Loss on derivative warrant liability for the three months ended June 30, 2014 was $7.02 million.

Corporate, administration and business development costs reflected non-cash stock compensation expense of $1.04 million for the three months ended March 31, 2014. Gain on derivative warrant liability for the three months ended March 31, 2014 was $416,000 composed of $1.06 million gain from revaluation adjustment at March 31, 2014 less share issue costs allocated to derivative warrant liability of $646,000.

The restated net income for the three months ended September 30, 2013 included acquisition and restructuring costs of $1.41 million resulting from the merger with Aurinia Pharma Corp., a gain on acquisition of Aurinia Pharma Corp. of $3.50 million, a loss on contract settlement with ILJIN of $4.27 million and a non-cash deferred income tax recovery of $3.91 million.

#1203 – 4464 Markham Street

Victoria, BC V8Z 7X8